JACKSON WALKER L.L.P.

ATTORNEYS & COUNSELORS

                                                                                                                                                      Steven R. Jacobs
  (210) 978-7727 (Direct Dial)
(210) 242-4640 (Direct Fax)
                                                                                            sjacobs@jw.com

April 9, 2013

United States Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549-7010
Attention:	Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions

Re:	Abraxas Petroleum Corporation
PRER14A filed April 15, 2013
DEFA14A filed April 4, 2013
File No. 1-16071

Ladies and Gentlemen:

We are writing in response to the Staff’s comment letter dated April 9, 2013.  For purposes of convenience, we have repeated the Staff’s comments and set forth our responses below the comment to which they relate:

PRER 14A filed on April 5, 2013

Comment No. 1:  Background to Potential Contested Solicitation, Page 10.  Expand the summary of the provisions of the Settlement Agreement with the Clinton Group to describe the terms of the standstill provisions referenced in the press release filed as an exhibit to the DEFA14A filed on April 4, 2013.

Response:  In response to the Staff’s comment, a description of the standstill provisions has been added to pages 11 and 12 of the Proxy Statement.

Comment No. 2:  Refer to the last paragraph in this section.  While you may note that the summary of the Settlement Agreement does not contain a verbatim recitation of all provisions of that Agreement, it is inappropriate to state that the summary is not complete.  Please revise to qualify your disclaimer, consistent with your obligation to fully describe all material provisions of the Settlement agreement reached with the Clinton Group.

Response:  In response to the Staff’s comment, the statement that the summary is not complete has been removed.

*  *  *  *  *  *

Abraxas Petroleum Corporation acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (210) 978-7727 or Geoffrey R. King at (210) 757-9835, should you have any questions or wish to request additional information regarding this matter.

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Very truly yours,

/s/ Steven R. Jacobs

Steven R. Jacobs